MiNK Therapeutics, Inc.

149 Fifth Avenue, Suite 500

New York, NY 10010

October 12, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Dillon Hagius

 Re:     MiNK Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-259503)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MiNK Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 14, 2021, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Zachary Blume of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663, as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

MINK THERAPEUTICS, INC.

By:	/s/ Jennifer S. Buell
Name:	Jennifer S. Buell
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]